CONSENT OF WOOD CANADA LIMITED
(formerly AMEC Foster Wheeler Americas Limited)

The undersigned hereby consents to the use of their report: Côté Gold Project, Ontario NI 43-101 Technical Report on Feasibility Study, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2018, (ii) the Registration Statement on Form F-10 (File No. 333-223646) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Greg Gosson
By: Greg Gosson, Manager, Consulting
Canada
Authorized Signor
WOOD CANADA LIMITED (formerly
AMEC Foster Wheeler Americas Limited)

Dated: February 20, 2019